Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

Members’ Committee

TVaura LLC:

We consent to the incorporation by reference in the registration statement (No. 001-34108) on Form 10 and (No. 333-154524) on Form S-8 of Digimarc Corporation of our report dated March 3, 2011, with respect to the balance sheet of TVaura LLC as of December 31, 2010, and the related statements of operations, members’ equity, and cash flows for the year ended December 31, 2010, period from June 11, 2009 (inception) through December 31, 2009, and cumulative period from June 11, 2009 (inception) through December 31, 2010, which report appears in the December 31, 2010 annual report on Form 10-K of Digimarc Corporation.

/s/ KPMG LLP

Portland, Oregon

March 3, 2011